Shareholder Accounts		Corporate Offices
c/o Ultimus Fund Solutions, LLC		801 West Ann Arbor Trail
P.O. Box 46707		Plymouth, MI 48170
Cincinnati, OH 45246		(734) 455-7777
1-888-726-0753	SCHWARTZ INVESTMENT TRUST

May 27, 2015

VIA EDGAR FILING

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Delaying Amendment for Schwartz Investment Trust Registration Statement on Form N-14
(File No. 333-204249)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of Schwartz Investment Trust (the "Registrant") we hereby file a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-204249), filed with the Securities and Exchange Commission on May 18, 2015.

The Registrant specifically amends and incorporates into the facing page of the Registration Statement on Form N-14 the following language:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Wade Bridge (513-587-3406).

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Assistant Secretary
Schwartz Investment Trust